

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 14, 2008

Mr. Alan D. Wilson
President & Chief Executive Officer
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, MD 21152

> **Re:** **McCormick & Company, Incorporated**
> **Form 10-K for Fiscal Year Ended November 30, 2007**
> **Filed January 28, 2008**
> **Response Letter Filed March 14, 2008**
> **Response Letter Filed April 10, 2008**
> **File No. 001-14920**

Dear Mr. Wilson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief

cc: Mr. Kenneth A. Kelly, Jr.,
Vice President & Controller